                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          SUNDAY COMMUNICATIONS LIMITED
                                (Name of Issuer)

                       ORDINARY SHARES, PAR VALUE HK$0.10
                         (Title of Class of Securities)

                                    867270100
                                 (CUSIP Number)

                                   CATHY WONG
                              USI HOLDINGS LIMITED
                25/F, UNIMIX INDUSTRIAL CENTRE, 2 NG FONG STREET,
                        SAN PO KONG, KOWLOON, HONG KONG
                                 (852) 2726 9806
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   9 JULY 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867270100

      (1) Name of reporting person : USI HOLDINGS LIMITED

      I.R.S. Identification Nos. of above persons (entities
      only) : N/A
      --------------------------------------------------------------------------
      (2) Check the appropriate box if a member of a group (see
      instructions)......................
      (a).......................................................................
      (b).......................................................................
      --------------------------------------------------------------------------
      (3) SEC use only
      --------------------------------------------------------------------------
      (4) Source of funds (see instructions)
                                       WC
      --------------------------------------------------------------------------
      (5) Check if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e)....
      --------------------------------------------------------------------------
      (6) Citizenship or place of organization : Bermuda
      --------------------------------------------------------------------------
      Number of shares beneficially owned by each reporting person with:.............................................................
      ------------------------------------------------------------
      (7)Sole Voting Power
            410,134,000 ordinary shares
      ------------------------------------------------------------
      (8)Shared Voting Power : 0
      ------------------------------------------------------------
      (9)Sole Dispositive Power
            410,134,000 ordinary shares
      ------------------------------------------------------------
      (10)Shared Dispositive Power : 0
      --------------------------------------------------------------------------
      (11)Aggregate Amount Beneficially Owned by Each Reporting Person 410,134,000 ordinary shares
      --------------------------------------------------------------------------
      (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      --------------------------------------------------------------------------
      (13)Percent of Class Represented by Amount in Row (11)
            13.72%
      --------------------------------------------------------------------------
      (14)Type of Reporting Person (See Instructions)
                  CO
      --------------------------------------------------------------------------

CUSIP No. 867270100

      (1) Name of reporting person : USI HOLDINGS (B.V.I.) LIMITED

      I.R.S. Identification Nos. of above persons (entities
      only) : N/A
      --------------------------------------------------------------------------
      (2) Check the appropriate box if a member of a group (see
      instructions)......................
      (a).......................................................................
      (b).......................................................................
      --------------------------------------------------------------------------
      (3) SEC use only
      ..........................................................................
      --------------------------------------------------------------------------
      (4) Source of funds (see instructions)
                                       WC
      --------------------------------------------------------------------------
      (5) Check if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e)....
      --------------------------------------------------------------------------
      (6) Citizenship or place of organization : British Virgin Islands
      --------------------------------------------------------------------------
      Number of shares beneficially owned by each reporting person with:
      ------------------------------------------------------------
      (7)Sole Voting Power
            410,134,000 ordinary shares
      ------------------------------------------------------------
      (8)Shared Voting Power  : 0
      ------------------------------------------------------------
      (9)Sole Dispositive Power
            410,134,000 ordinary shares
      ------------------------------------------------------------
      (10)Shared Dispositive Power  : 0
      --------------------------------------------------------------------------
      (11)Aggregate Amount Beneficially Owned by Each Reporting Person 410,134,000 ordinary shares
      --------------------------------------------------------------------------
      (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      --------------------------------------------------------------------------
      (13)Percent of Class Represented by Amount in Row (11)
            13.72%
      --------------------------------------------------------------------------
      (14)Type of Reporting Person (See Instructions)
                  CO
      --------------------------------------------------------------------------

CUSIP No. 867270100

      (1) Name of reporting person : TOWNHILL ENTERPRISES LIMITED

      I.R.S. Identification Nos. of above persons (entities
      only) : N/A
      --------------------------------------------------------------------------
      (2) Check the appropriate box if a member of a group (see
      instructions)......................
      (a).......................................................................
      (b).......................................................................
      --------------------------------------------------------------------------
      (3) SEC use only
      ..........................................................................
      --------------------------------------------------------------------------
      (4) Source of funds (see instructions)
                                       WC
      --------------------------------------------------------------------------
      (5) Check if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e)....
      --------------------------------------------------------------------------
      (6) Citizenship or place of organization : British Virgin Islands
      --------------------------------------------------------------------------
      Number of shares beneficially owned by each reporting person with:
      ------------------------------------------------------------
      (7)Sole Voting Power
            410,134,000 ordinary shares
      ------------------------------------------------------------
      (8)Shared Voting Power   : 0
      ------------------------------------------------------------
      (9)Sole Dispositive Power
            410,134,000 ordinary shares
      ------------------------------------------------------------
      (10)Shared Dispositive Power  : 0
      --------------------------------------------------------------------------
      (11)Aggregate Amount Beneficially Owned by Each Reporting Person 410,134,000 ordinary shares
      --------------------------------------------------------------------------
      (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      --------------------------------------------------------------------------
      (13)Percent of Class Represented by Amount in Row (11)
            13.72%
      --------------------------------------------------------------------------
      (14)Type of Reporting Person (See Instructions)
                  CO
      --------------------------------------------------------------------------

Item 1. Security and Issuer

(a) Name of Issuer

      This Schedule 13D relates to ordinary shares, par value HK$0.10, of SUNDAY Communications Limited (the "Company"). The Company's ordinary shares are traded on the Nasdaq National Market in the form of American Depository Shares.

(b) Address of Issuer's Principal Executive Offices

      The Company's principal executive offices are located at 13/F, Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong Special Administrative Region, The People's Republic of China.

Item 2. Identity and Background

(a) Names of Persons Filing:

      (i) USI Holdings Limited ("USI"), a company incorporated in Bermuda, whose shares are listed on The Stock Exchange of Hong Kong Limited. It is an investment holding company, its principal subsidiaries are engaged in garment manufacturing and trading, branded products distribution, property rental and management, property development and investing activities.

      (ii) USI Holdings (B.V.I.) Limited ("USIBVI"), a company incorporated in the British Virgin Islands, is a direct wholly-owned subsidiary of USI. Its principal business is investment holdings.

      (iii) Townhill Enterprises Limited ("Townhill"), a company incorporated in the British Virgin Islands, is a direct wholly-owned subsidiary of USIBVI. Its principal business is investment holdings.

(b) Address of Registered Office and Principal Office:


USI         (Registered Office)      Cedar House, 41 Cedar Avenue
                                     Hamilton HM 12
                                     Bermuda

            (Principal Office)       25/F, Unimix Industrial Centre
                                     2 Ng Fong Street
                                     San Po Kong, Kowloon
                                     Hong Kong Special Administrative Region

USIBVI      (Registered Office)      P.O. Box 71 Craigmuir Chambers
                                     Road Town, Tortola
                                     British Virgin Islands

Townhill    (Registered Office)      P.O. Box 957 Offshore Incorporations Centre
                                     Road Town, Tortola
                                     British Virgin Islands


(c) Place of organization:


USI                                   Bermuda
USIBVI                                British Virgin Islands
Townhill                              British Virgin Islands


(d) and (e) During the last five years, neither USI, USIBVI nor Townhill has been convicted in a criminal proceeding or has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

USI through its indirect wholly-owned subsidiary, Townhill, purchased in open market transactions 65,134,000 ordinary shares of the Company during the period from 22 April 2003 to 11 July 2003. USI spent an aggregate HK$10,642,227.00 in making such purchases. USI funded the purchases from its working capital.

Item 4. Purpose of Transaction

USI purchased the ordinary shares of the Company for investment purposes. At the time of purchase, neither USI, USIBVI nor Townhill acquired the shares for the purpose of or with the effect of changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect.

USI, USIBVI or Townhill may make additional purchases of ordinary shares of the Company from time to time or may engage in dispositions of all or a portion of the Company's ordinary shares presently owned or hereafter acquired by USI, USIBVI or Townhill, in the open market or in private transactions, depending on the needs of USI, USIBVI or Townhill and other matters, and depending on the market of the Company's ordinary shares, other investment opportunities, general economic conditions, stock market conditions and other future developments and factors that may affect the decision of USI, USIBVI or Townhill.

None of USI, USIBVI or Townhill has any current plan or proposal which relates to or would result in any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. USI, USIBVI or Townhill may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no intention of doing so presently.

Item 5. Interest in Securities of the Issuer.

Townhill is a direct wholly-owned subsidiary of USIBVI which in turn is a direct wholly-owned subsidiary of USI. Townhill beneficially owns the following aggregate number of percentage of ordinary shares of the Company. This statement is also being filed on behalf of USIBVI and USI, holding companies of Townhill, which may be deemed to beneficially own Townhill's ordinary shares of the Company.

(a)   Amount beneficially owned: 410,134,000 ordinary shares
      Percentage of Class: 13.72%

(b)   Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote : 410,134,000 ordinary shares

      (ii)  shared power to vote or to direct the vote : 0

      (iii) sole power to dispose or to direct the disposition of : 410,134,000 ordinary shares

      (iv)  shared power to dispose or to direct the disposition of : 0

(c) The trading dates, number of ordinary shares purchased and the average price per share for all transactions in the ordinary shares within the last sixty (60) days, which were all transacted in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d) Other than USI and USIBVI, no other person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Company owned by Townhill.

(e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement - Exhibit I hereto

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 18 July 2003


USI HOLDINGS LIMITED



By:     /s/ Christopher Cheng
   -------------------------------
            Christopher Cheng
            Director


USI HOLDINGS (B.V.I.) LIMITED


By:     /s/ Christopher Cheng
   -------------------------------
            Christopher Cheng
            Director


TOWNHILL ENTERPRISES LIMITED


By:     /s/ Christopher Cheng
   -------------------------------
            Christopher Cheng
            Director

CUSIP No. 867270100

SCHEDULE A

      The following transactions in the Company's ordinary shares were effected by Townhill during the last 60 days prior to 18 July 2003, all of which were made on the Hong Kong Stock Exchange:-

      PURCHASER : TOWNHILL ENTERPRISES LIMITED


                                            NO. OF SHARES                          AVERAGE
             TRADE DATE                       PURCHASED                        PRICE PER SHARE
        -------------------                 -------------                      ---------------
                                                                                     IN HK$
        Total acquired from
           22 April 2003 to
                19 May 2003                   11,630,000                             0.143
                  5/21/2003                      900,000                             0.157
                  5/22/2003                    1,700,000                             0.155
                  5/23/2003                    1,700,000                             0.158
                  5/26/2003                    3,700,000                             0.164
                  5/27/2003                    2,300,000                             0.164
                  5/28/2003                    2,401,000                             0.162
                  5/29/2003                    2,600,000                             0.163
                  5/30/2003                    1,102,000                             0.160
                   6/2/2003                    1,800,000                             0.161
                   6/3/2003                    3,499,000                             0.162
                   6/5/2003                    2,500,000                             0.162
                   6/6/2003                    3,400,000                             0.163
                   6/9/2003                    2,400,000                             0.162
                  6/11/2003                    2,000,000                             0.164
                  6/12/2003                    2,000,000                             0.163
                  6/13/2003                      900,000                             0.162
                  6/16/2003                    2,000,000                             0.161
                  6/17/2003                    1,850,000                             0.162
                  6/19/2003                      800,000                             0.184
                  6/20/2003                    2,400,000                             0.176
                  6/23/2003                      900,000                             0.179
                  6/27/2003                    1,900,000                             0.169
                   7/8/2003                    1,901,000                             0.173
                   7/9/2003                    3,951,000                             0.192
                                              ----------

          Total acquired to
                9 July 2003
             [when purchase
               exceeded 2%]                   62,234,000

                  7/10/2003                    1,900,000                             0.193
                  7/11/2003                    1,000,000                             0.202
                                               ---------
             Total acquired
           prior to 18 July
                       2003                   65,134,000

          Total acquired in
          prior year as per
         Schedule 13G filed                  345,000,000
                                             -----------
            Current holding                  410,134,000
                                             ===========

Exhibit I

                             JOINT FILING AGREEMENT

      Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

Dated:  18 July 2003

USI HOLDINGS LIMITED



By:     /s/ Christopher Cheng
   -------------------------------
            Christopher Cheng
            Director

USI HOLDINGS (B.V.I.) LIMITED


By:     /s/ Christopher Cheng
   -------------------------------
            Christopher Cheng
            Director


TOWNHILL ENTERPRISES LIMITED


By:     /s/ Christopher Cheng
   -------------------------------
            Christopher Cheng
            Director